NEWS RELEASE

Canarc Closes Acquisition of Oro Silver and its El Compas Gold-Silver Mining Project in Zacatecas, Mexico and Last Tranche of Private Placement

Vancouver, Canada – October 30, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has closed the definitive agreement (“Agreement”) with Marlin Gold Mining Ltd. whereby Canarc acquired 100% of the shares in Marlin’s wholly owned subsidiary company, Oro Silver Resources Ltd. (“Oro Silver”), which owns the fully permitted El Compas Gold-Silver Mine Project (“El Compas”) in Zacatecas, Mexico.

The Agreement

According to the agreement, Canarc acquired a 100% interest in Marlin’s wholly owned subsidiary Oro Silver that owns 100% of El Compas. Based on the agreement, Canarc has issued Marlin a total of 19 million Canarc common shares (representing approximately 10% of the Canarc shares outstanding post closing) in exchange of 100% interest in Oro Silver.

Additionally, on each of the first three anniversaries of the definitive agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin, or any of its subsidiaries. Marlin will also receive a 1.5% NSR on all Non-Altiplano claims that currently have no royalty on them.

Marlin has also invested an additional CAD$100,000 into the Canarc’s earlier announced private placement in exchange of 1,666,666 units priced at CAD$0.06 each. Each unit is comprised of one common share and one-half share purchase warrant.   Each warrant entitles Marlin to purchase one additional share at Cdn$0.08 for a three year period.

Mr. Akiba Leisman, Executive Chairman of the Board and Interim CEO of Marlin, subject to the approval of the Toronto Stock Exchange, has been appointed as a director of Canarc.

Short Term Plans

Canarc management is now focusing on completing an NI 43-101 report with detailed technical and financial plans over the next three months in order to bring the El Compas mine into production in 2016. That report should help facilitate the financing needed to bring the mine to production.

Qualified Person – Garry Biles, P. Eng., President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

About Marlin Gold. Marlin is a TSX-V publicly-listed company with properties located in Sinaloa and Zacatecas, Mexico and Arizona, U.S.A. Marlin's priority is to advance its properties toward commercial production and enhance shareholder value through financial optimization, namely through the growth of its wholly-owned subsidiary, Sailfish Royalty Corp. The La Trinidad property, which hosts the Taunus gold deposit, declared commercial production on November 1, 2014. An NI 43-101 mineral resource estimate and preliminary economic assessment for the Taunus gold deposit can be found at www.sedar.com or at www.marlingold.com.

For More Information - Please contact:

Canarc Resource Corp

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Marlin Gold Mining Ltd.

Akiba Leisman, Executive Chairman

Telephone: 203-862-7059

E-mail: aleisman@marlingold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential Transaction, the completion of a private placement, the benefits of the potential Transaction, the merits of the mineral properties of Canarc and Marlin, the future performance of Canarc and Marlin, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company's ability to complete a private placement, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company believes to be reasonable, including expectations regarding the ability of the Company to complete a private placement, the merits of the mineral properties of the Company and Marlin, the accuracy of the mineral resource estimates of the Company and Marlin, mineral exploration and development costs; expected trends in mineral prices and currency exchange rates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.